FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-166711-02

From: CITI CMBS SYNDICATE (CITIGROUP GLOBAL MAR) [mailto:ccitigroup6@bloomberg.net]
Sent: Monday, September 10, 2012 4:24 PM
Subject: CGCMT 2012-GC8 - Final Pricing Details Public

CGCMT 2012-GC8 - Final Pricing Details Public

Co-Lead Managers and Joint Bookrunners: Citigroup Global Markets Inc. and Goldman, Sachs & Co.

Co-Managers: Natixis Securities Americas LLC and RBS Securities Inc.

Class	Moody’s/Fitch/KBRA	Size ($ mm)	WAL(yr)	Spread	Coupon	Yield	$px
A-1	Aaa(sf)/AAA(sf)/AAA(sf)	58.96	2.46	S+25	0.685	0.679	99.99934
A-2	Aaa(sf)/AAA(sf)/AAA(sf)	181.57	4.71	S+50	1.813	1.260	102.49796
A-3	Aaa(sf)/AAA(sf)/AAA(sf)	27.73	6.87	S+100	2.631	2.239	102.49462
A-4	Aaa(sf)/AAA(sf)/AAA(sf)	379.63	9.73	S+100	3.024	2.739	102.49492
A-AB	Aaa(sf)/AAA(sf)/AAA(sf)	80.27	7.38	S+90	2.608	2.241	102.49472

Settlement:    Thursday, September 27

The depositor has filed a registration statement (including the prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333-166711) for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor or Citigroup Global Markets Inc., Goldman, Sachs & Co., any other underwriter, or any dealer participating in this offering will arrange to send to you the prospectus if you request it by calling toll-free 1-877-858-5407.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation being made that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential, are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

This communication is issued by a member of the Sales and Trading Department of Citigroup Global Markets Inc. and intended for institutional investors only. For important disclosures and disclaimers please see https://icg.citi.com/icg/data/documents/ST_ExternalDiscl.pdf. This message is for the internal use of the intended recipients and may contain information proprietary to Citi which may not be reproduced, redistributed, or copied in whole or in part without Citi's prior consent.

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